Exhibit 1.01
Conflict Minerals Report
Richardson Electronics, Ltd. ("we", "us", "the Company", and "our") has included this Conflict Minerals Report as an exhibit to its Form SD for calendar year 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is May 29, 2015.
"Conflict minerals" are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary conflict minerals finance or benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) internal resource constraints and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Product Status Summary
For calendar year 2014, we determined that we have two materials used to manufacture products that do contain conflict minerals. Tin is used in our plating operation and thoriated tungsten is used as a filament in one particular glass tube. Of the two conflict minerals used, we confirmed with the supplier of the item containing tin, that they are conflict free. The other material was purchased 40 years ago, and therefore is "DRC conflict undeterminable." Furthermore, we do not believe that the item noted as "DRC conflict undeterminable" directly or indirectly financed or benefited "armed groups" in the DRC or an "adjoining country." The terms "DRC conflict undeterminable," "armed group," and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

Due Diligence Program Design
We designed our due diligence measures relating to conflict minerals to conform with, in all material respects, the criteria set forth in the Organization for Economic Cooperation and Development's (the "OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-

Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (collectively, the "OECD Guidance").
According to its website: the mission of the OECD is to promote policies that will improve the economic and social well-being of people around the world; and the OECD provides a forum in which its 34 member countries and other constituencies can work together to share experiences and seek solutions to common problems.
The OECD Guidance is a collaborative government-backed multi-stakeholder initiative on responsible supply chain management of minerals from conflict-affected areas. Its objective is to help companies respect human rights and avoid contributing to conflict through their mineral sourcing practices. The OECD Guidance also is intended to cultivate transparent mineral supply chains and sustainable corporate engagement in the mineral sector with a view to enabling countries to benefit from their natural mineral resources and preventing the extraction and trade of minerals from becoming a source of conflict, human rights abuses and insecurity. While not legally binding, the adoption of the OECD Guidance at the ministerial level by the OECD reflects the common position and political commitment of OECD members and non-members adhering to the OECD Declaration on International Investment and Multinational Enterprises.
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems ("Step One");

2.	Identify and assess risk in the supply chain ("Step Two");

3.	Design and implement a strategy to respond to identified risks ("Step Three");

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain ("Step Four"); and

5.	Report on supply chain due diligence ("Step Five").
Our implementation of the OECD Guidance in respect to calendar year 2014 is discussed below.

Due Diligence Program Execution

In regard to our conflict minerals due diligence, we performed the following due diligence measures in respect to calendar year 2014. These were not all of the measures that we took in furtherance of our Conflict Minerals Policy (as defined below) and conflict minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
We developed a questionnaire based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative ("EICC/GeSI") to identify smelters and refiners in our supply chain. We established procedures to maintain business records relating to

Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions.

b.
We furnished our direct suppliers that we determined to potentially be in scope for purposes of the Conflict Minerals Rule (the "Suppliers") with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.
Our personnel determined which of our products were in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us.

b.
We requested by email that the Suppliers provide us with information, through the completion of our questionnaire, concerning the usage and source of Conflict Minerals in their products that we identified as potentially being in-scope, as well as information concerning their related compliance efforts. We also permitted Suppliers to provide a response by submitting a completed EICC/GeSI Conflict Minerals Reporting Template. We followed up by email or phone with all Suppliers that did not respond to the request within the specified time frame.

c.
Our personnel reviewed the completed responses received from Suppliers. We followed up by email or phone with Suppliers that submitted an incomplete response or a response that we determined contained errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where deemed appropriate by us.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

We identified risks and discussed appropriate strategies to mitigate these risks.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with our due diligence, we utilized information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step Five: "Report on supply chain due diligence"

We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.